WACHOVIA COMMERCIAL MORTGAGE SECURITIES, INC.
                            301 South College Street
                      Charlotte, North Carolina 28288-0166



                                 March 28, 2006



John Stickel
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

      Re:   Wachovia Commercial Mortgage Securities, Inc.
            Registration Statement on Form S-3, relating to
            Commercial Mortgage Pass-Through Certificates
            File No. 333-131262
            -----------------------------------------------

Dear Mr. Stickel:

            In connection with the request in a telephone conversation with Nicholas R. Finn of Cadwalader, Wickersham & Taft LLP on March 28, 2006, the Registrant hereby provides the following acknowledgments:

            o The Registrant acknowledges that should the Commission or the staff declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

            o The Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

            o The Registrant also acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            As we anticipate that the above will fully address the request of the Commission, in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, Wachovia Commercial Mortgage Securities, Inc., hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on March 31, 2006, or as soon thereafter as practicable.

            The undersigned is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement.

                                Very truly yours,


                                WACHOVIA COMMERCIAL MORTGAGE SECURITIES, INC.



                                By:  /s/ Wayne M. Fitzgerald, II
                                   ------------------------------------
                                   Name:  Wayne M. Fitzgerald, II
                                   Title: Vice President


                                WACHOVIA CAPITAL MARKETS, LLC



                                By:  /s/ Wayne M. Fitzgerald, II
                                   ------------------------------------
                                   Name:  Wayne M. Fitzgerald, II
                                   Title: Vice President









cc:   Timothy F. Danello, Esq.
      Lars A. Carlsten, Esq.


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